10029943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A /

SEC FILE NUMBER
8-45539

SEC Mail Processing Section RECEIVED APR 15 2010 Washington, DC 108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRC Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Glen Cove Avenue
(No. and Street)

Glen Head, NY 11545
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Mohammadi 516 676-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank Cicarelli
(Name – *if individual, state last, first, middle name*)

100 Crossways Park Dr. W. Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Mohammadi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRC Investment Services, Inc., as of December 31, 2009, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES PINO
Notary Public, State of New York
No. 01PI6052559
Qualified in Nassau County
Commission Expires Dec. 18, 2010

Notary Public

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- * ☒ (m) A copy of the SIPC Supplemental Report. * Amendment *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045529 FINRA DEC
HRC INVESTMENT SERVICES INC 10*10
725 GLEN COVE AVE
GLEN HEAD NY 11545-1644

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sema Sahin

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

____
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ —

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(∅)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HRC Investment Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Fin Op
(Title)

Dated the 09 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,021,647
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,981,508
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	36,061
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income	4,078
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	
Total deductions	3,021,647
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ 150 (to page 1 but not less than $150 minimum)

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 • Fax: 516-496-9508

To the Board of Directors of
HRC Investment Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by HRC Investment Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating HRC Investment Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). HRC Investment Services, Inc.'s management is responsible for the HRC Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 , as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted

Ives & Sultan, LLP
Certified Public Accountants

February 11, 2010

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

April 14, 2010

This is an amendment to the previous report dated February 12, 2010. It is intended to show the SIPC liabilities and payments.

HRC INVESTMENT SERVICES, INC.

SEC FILE NUMBER 52570
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD YEAR ENDED DECEMBER 31, 2009

SIPC-7T – General Assessment	$150
Less amounts paid to SIPC:	
January 5, 2009	150
Total Payments	$150

IVES & SULTAN, LLP
Certified Public Accountants

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

HRC INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

HRC INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

Table of Contents

REPORT ON AUDIT OF FINANCIAL STATEMENTS

IVES & SULTAN, LLP
Certified Public Accountants

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Stockholders of
HRC Investment Services, Inc.
Glenwood Landing, New York

We have audited the accompanying balance sheet of HRC Investment Services, Inc. as at December 31, 2009, and the related statements of income, changes in stockholders equity, cash flows, and net capital computation for the year then ended. These financial statements are the responsibility of the organization's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HRC Investment Services, Inc. as at December 31, 2009 and the results of its operations and the changes in its financial position for the year then ended in conformity with generally accepted accounting principles.

Ives & Sultan LLP

IVES & SULTAN, LLP
Certified Public Accountants

February 12, 2010

HRC INVESTMENT SERVICES, INC.

BALANCE SHEET
DECEMBER 31, 2009

Assets

Assets	
Cash and Cash Equivalents *(Note 1b)*	$387,311
Non-Allowable Assets *(Note 2)*	38,009
	$425,320

Liabilities and Stockholders' Equity

Current Liabilities	
Accrued Expenses	$ 44,407
Current Portion of Long-Term Debt *(Note 5)*	21,510
	65,917
Long-Term Liabilities	
Long-Term Debt - Less: Current Portion *(Note 5)*	21,510
	87,427
Stockholders' Equity	
Capital Stock, No Par Value - 200 Shares Authorized, Issued and Outstanding	20,000
Retained Earnings	317,893
	337,893
	$425,320

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenues From Sales	$3,925,379
Expenses	
Payroll	1,262,859
Payroll Taxes	73,433
Office and General	206,973
Printing	9,368
Telephone and Utilities	46,598
Professional	84,875
Dues and Subscriptions	64,140
Postage and Delivery	31,043
Contributions	822
Entertainment	2,929
Travel	155,348
Rent	252,398
Insurance	297,982
Conferences and Seminars	13,887
Computer Expenses	68,706
Equipment Rental	28,541
Commissions	1,284,684
Advertisement	5,269
Accounting Fee	9,250
Interest Expense	605
Depreciation	12,211
	3,911,921
Income from Operations	13,458
Other Income	
Unrealized Gain on Investments	28,001
Interest Income	5,679
	33,680
Income Before Income Taxes	47,138
Income Taxes *(Note 3)*	4,092
Net Income	$ 43,046

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

Stockholders' Equity as of January 1, 2009	$274,847
Net Income	43,046
Stockholders' Equity as of December 31, 2009	$317,893

The accompanying notes are an integral part of the financial statements.

HRC INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net Income	$ 43,046
Adjustment to Reconcile Net Income to	
Net Cash Provided By Operating Activities:	
Depreciation	12,211
Increase (Decrease) in Liabilities:	
Accrued Expenses	18,957
Income Taxes	5,785
Net Cash Provided By Operating Activities	79,999
Cash Flows From Financing Activities:	
Principal Payments on Long-Term Debt	(21,510)
Net Increase in Cash and Cash Equivalents	58,489
Cash and Cash Equivalents - At Beginning	328,822
Cash and Cash Equivalents - At End	$387,311

Supplemental Disclosures of Cash Flow Information:

Cash Paid During The Period For:

Income Taxes	$ ---
Interest	$ 605

The accompanying notes are an integral part of the financial statements.

1. Summary of Significant Accounting Policies

a. Type of Organization
HRC Investment Services, Inc. is a New York "C" Corporation, duly organized and validly existing under the laws of the State of New York. The Company was incorporated on January 11, 1993. HRC Investment Services, Inc. acts as a broker/dealer conducting business in mutual funds and variable annuities.

b. Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

c. Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

d. Property and Equipment
Depreciation of property and equipment for financial reporting purposes is computed at rates adequate to allocate the cost of applicable assets over their expected useful lives. Both straight-line and declining balance depreciation methods are being utilized.

Property and equipment, renewals and improvements are capitalized at cost by additions to the related asset accounts, while repairs and maintenance costs are charged against income. The Company records sales and retirements by removing the cost and accumulated depreciation from the asset and reserve accounts, reflecting any resulting gain or loss in earnings.

e. Income Taxes

The Financial accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes" which clarifies how a company should measure, recognize, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company adopted FIN 48 as of January 1, 2009 and thereafter, recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's open audit periods are 2006, 2008 & 2009. In evaluating the Company's tax positions and accruals, taxable income, the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances, and there was no impact to the Company's financial statements as a result of the implementation of FIN 48. The Company's income tax return for the year 2007 was examined by the Internal Revenue Service. The tax return was accepted as filed.

2. Non-Allowable Assets

Non-allowable assets consist of the following:

Property and Equipment (Net of Accumulated Depreciation)	$38,009

3. Income Taxes

Income taxes consist of the following:

Federal	$ 2,780
New York State	1,312
	$ 4,092

4. Focus Report

HRC Investment Services, Inc., a broker/dealer, is required to file a Focus Report Part IIA within 17 business days of the quarter end with both the NASD district and executive offices.

5. Long-Term Debt

Long-term debt consists of the following:

1st Niagara Bank; 60 monthly payments of $1,792.51; due December 2011.	$43,020
Less: Current Portion	21,510
	$21,510

Future principal debt repayments are estimated to be as follows:

Twelve Months Ended December 31,	
2010	$21,510
2011	21,510
	$43,020

6. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. As of the balance sheet date, the Company did not have any cash exposure in excess of the FDIC insurance limit.

HRC INVESTMENT SERVICES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2009

NET CAPITAL	
Total Assets	$425,320
Less: Total Liabilities	87,427
Net Worth	337,893
Deductions and/or Charges	
Non-allowable Assets:	
Furniture and Fixtures (Net of Depreciation)	38,009
Haircuts	23,801
Total Deductions	61,810
Net Capital	$276,083
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accrued Expense	$ 86,020
Income Taxes Payable	1,407
Total Aggregate Indebtedness	$ 87,427
Minimum Net Capital Required (Based on Aggregate Indebtedness)	$ 5,828
Computation of Basic Net Capital Requirement	
Minimum Net Capital required	$ 25,000
Excess Net Capital	$251,083
Excess Net Capital at 1,000 percent	$246,083
Ratio: Aggregate Indebtedness to Net Capital	31.67%
Ratio: Aggregate Indebtedness to Debt Equity	0%

HRC Investment Services, Inc.

Reconciliation of the Computation of Net Capital Under Rule 15C3-1 December 31, 2009

Net Capital as Per December 31, 2009 Focus Report	$276,083
Reconciling Items Between Financial Statements and Focus Report	
Income Taxes	---
Net Capital as Per December 31, 2009 Financial Statement	$276,083

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

INDEPENDENT AUDITOR'S REPORT ON INTERNAL

ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

HRC Investment Services, Inc.
Glenwood Landing, NY

In planning and performing our audit of the financial statements of HRC Investment Services, Inc. for the year ended December 31, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by HRC Investment Services, Inc. that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ives & Sultan, LLP
Certified Public Accountants

February 12, 2010